SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JULY 2004
Commission File Number: 333-08322
TFM, Inc. and
Mexican Railway Transportation Group, Inc.
(Translation of registrant’s name into English)
Av. de la Cúspide No.4755, Colonia Parques del Pedregal, Delegación Tlalpan,
México City, D.F., C.P. 14010 México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____ .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2004

TFM, S.A. de C.V. and Grupo Transportación
Ferroviaria Mexicana, S.A. de C.V.

By: /s/ Jacinto Marina Cortés
______________________________________
Jacinto Marina Cortés
Chief Financial Officer

This Form 6-K and the exhibit attached hereto are hereby incorporated by reference into the Registration Statement on Form F-3, Number 333-90710.

EXHIBIT INDEX

EXHIBIT 99.1 :	TFM Press Release dated July 30, 2004 (GRUPO TFM AND SUBSIDIARIES REPORT SECOND QUARTER AND FIRST SIX MONTHS 2004 RESULTS)
EXHIBIT 99.2 :	Brief Description of Notices to CNBV and BMV of Consolidated Financial Statements for the Second Quarter 2004.

Exhibit 99.1

COMPANY CONTACT:
Mario Mohar
President, Chief Executive Officer

Jacinto Marina	León Ortíz
Chief Financial Officer	Treasurer
011-525-55-447-5810	011-525-55-447-5836

GRUPO TFM AND SUBSIDIARIES REPORT
SECOND QUARTER AND FIRST SIX MONTHS 2004 RESULTS

Mexico City, July 28, 2004) - Grupo Transportacion Ferroviaria Mexicana, SA. de C.V. and its subsidiaries (“TFM”) reported financial results for the second-quarter and first six-month period of 2004.

SECOND QUARTER 2004 OPERATIONAL RESULTS
Consolidated net revenue for the three months ended June 30, 2004, was $ 184.9 million, which represents an increase of $8.3 million, or 4.7 percent, from revenue of $176.6 million for the same period in 2003. Improved revenue resulted mainly from an increase in volume of 8.0 percent in general cargo, driven by truck-to-rail conversion and economic recovery in the Chemicals and Petrochemicals and Metals and Minerals segments, and improved Mexrail revenue of $0.9 million. A decrease of 7.0 percent in automotive industry volume, intermodal traffic that was flat for the quarter, and an 8.7 percent devaluation of the peso, which had a $7.6 million effect on revenue, offset improved revenue in the quarter.

Consolidated operating profit for the second quarter of 2004 was $37.3 million, representing an increase of $1.2 million from the second quarter of 2003. The operating ratio (operating expenses as a percentage of revenue) for the second quarter of 2004 was 79.8 percent including Mexrail operations and 77.3 percent without Mexrail operations. Operating expenses were impacted by increased fuel prices of $3.8 million and by higher Tex Mex costs, other than fuel, of $0.8 million. Operating expenses were also impacted in the period by $3.0 million higher casualty and insurance expenses due to the recovery of credits and casualty in the second quarter of 2003. Mexrail operating loss for the second quarter of 2004 was $1.0 million.

FIRST SIX MONTHS 2004 OPERATIONAL RESULTS
Consolidated net revenue for the six months ended June 30, 2004, was $352.4 million, which represented an increase of $7.3 million, or 2.1 percent, from the six months ended June 30, 2003. During the first half of 2004, revenue was negatively impacted by approximately $6.5 million related to the downturn in the automotive segment, and by approximately$ 7.2 million effect on revenue due to depreciation of the peso. These negative effects were offset by the Company’s truck-to-rail conversion efforts, and recovery in the chemical and petrochemical industry, steel and other segments, which overall generated an increase in volume of 5.7 percent over the same period of 2003.

Operating profit for the six months ended June 30, 2004, was $63.1 million, resulting in an operating ratio of 82.1 percent with Mexrail and 79.4 percent without Mexrail. Operating results were impacted in the period by improved revenue; an increase of $5.9 million in fuel expense over the same period of 2003, which represented 10.8 percent of revenue; and higher insurance and casualty related costs when compared with the 2003 first half.

FINANCIAL EXPENSES
Net financial expenses incurred in the six months ended June 30, 2004, were $55.7 million, including $4.1 million in foreign exchange loss resulting from the depreciation of the Mexican peso relative to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES
As of June 30, 2004, accounts receivable had decreased to $184.5 million from $ 192.3 million at December 31, 2003.

TFM made capital expenditures of $12.7 million and $24.3 million during the second quarter of and first six months 2004 respectively, investing in the improvement of TFM and Mexrail lines.

As of June 30, 2004, TFM had an outstanding debt balance of $933.6 million, including $69.9 million of short-term and $863.7 million of long-term debt. Debt included $186.4 million in an amended term loan.

RECENT EVENTS

VAT LAWSUIT
On January 19, 2004, the Mexican Treasury delivered to TFM a VAT Certificate representing the historical claim amount of approximately $195 million as of that date, but excluding additional amounts due to TFM from the effect of inflation and interest accrued on the original claim amount. On January 20, 2004, the Mexican Fiscal Administration Service placed an attachment to the VAT Certificate, stating that the documents that support the value of the VAT Certificate do not comply with applicable tax requirements.

As reported previously, TFM has not yet received an official decision from the Fiscal Court regarding the claim the company filed requesting to compel the government to reissue its Special Certificate to include inflation and accrued interest. The Company has knowledge that the Fiscal Court voted against TFM’s claim. Once TFM is notified, the Company will bring to the Federal Court all proper petitions and protections, which support its rights and are consistent with the rulings of the Federal Court over the past year. The Company believes that TFM’s claim to have the VAT certificate updated for interest and inflation accruals will be upheld by Mexico’s legal system. Details on the VAT litigation can be found in previous Company filings and quarterly reports.

GRUPO TFM PUT
As previously stated, Grupo TFM also requested and received from a federal judge an injunction, which blocked the government from exercising its put option. The ability of the Mexican government to exercise its put option has been suspended indefinitely until the put lawsuit is resolved.

Grupo TFM acknowledges its intention to acquire the equity interest that the Mexican government holds in TFM and has informed the government of its intention to comply once the pending steps from the original Agreement are completed, which should occur after the VAT claim has been reimbursed to TFM according to the provisions of the law to determine the real value of the shares.

DEBT REFINANCING
On June 24 the Company refinanced its term loan and Commercial Paper program under one single term loan and extended the final maturity date to September 2006. Amounts outstanding under the amended term loan facility are secured by a first priority conditional pledge on the locomotives and other rolling stock owned by TFM's subsidiary, Arrendadora TFM, S.A. de C.V.

The amended term loan facility contains customary covenants, including limitations on dividends, investments, prepayments of other indebtedness, sale and leaseback transactions, asset sales, the incurrence of indebtedness, and affiliate transactions. Under the amended term loan facility, TFM is also subject to various financial covenants, including maintaining certain consolidated interest coverage, fixed charge coverage and leverage ratios. TFM is required to prepay the loan using excess cash flow or if it receives net proceeds from certain transactions.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company’s future financial condition and results of operations. The words ”believe”, ”expect” and ”anticipate” and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement (”NAFTA”) on the level of U.S. -Mexico trade; the company’s ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company’s ability to control expenses; and the effect of the company’s employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company’s filings with the Securities and Exchange Commission, including the company’s most recent Annual Report on Form 20-F.

Financial tables to follow ...

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Income
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Transportation revenues	184,911	176,594	352,423	345,118

Operating expenses	(125,448)	(119,153)	(245,161)	(238,943)
Depreciation & amortization	(22,177)	(21,385)	(44,184)	(42,255)

Total cost	(147,625)	(140,538)	(289,345)	(281,198)

Operating profit	37,286	36,056	63,078	63,920

Other expenses - net	(827)	(5,041)	(6,545)	(9,098)
Financial expenses - net	(27,904)	(28,136)	(55,767)	(55,618)
Exchange profit (loss) - net	(4,044)	2,113	(4,141)	(2,951)

Net comprehensive financing cost	(31,948)	(26,023)	(59,908)	(58,569)

Income (loss) before taxes and minority interest	4,511	4,992	(3,375)	(3,747)
Income tax and deferred income tax	(3,949)	(11,885)	143	(18,885)

Loss before minority interest	562	(6,893)	(3,232)	(22,632)

Minority interest	(67)	1,176	561	4,376

Net loss for the period	$495	($5,717)	($2,671)	($18,256)

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Balanced Sheet
( Amounts expressed in thousands of US dollars )
( Unaudited )

	June 30,	December 31,
	2004	2003
		(Audited)

Assets Current assets:
Cash and cash equivalents	$5,278	$3,597
Accounts receivable – Net	184,547	192,295
Materials and supplies	17,777	16,693
Other current assets	17,982	13,157

Total current assets	225,584	225,742
Concession, property and equipment – net	1,793,634	1,814,668
Other assets	3,353	2,857
Deferred income tax	90,044	78,845

Total assets	$2,112,615	$2,122,112

Liabilities and Stockholders’ equity Current liabilities:
Commercial paper and capital lease due within one year	69,886	193,154
Accounts payable and accrued expenses	173,106	167,609

Total current liabilities	242,992	360,763
Long-term debt and capital lease obligation	863,743	746,745
Other non – current liabilities	28,234	33,724

Total Long–term liabilities	886,552	780,469

Total liabilities	1,134,969	1,141,232

Minority interest	316,912	317,475

Stockholders’ equity:
Capita stock	807,008	807,008
Treasury shares	(204,904)	(204,904)
Effect and purchase of subsidiary shares	(33,562)	(33,562)
Retainig earnings	92,192	94,863

Total stockholders’ equity	660,734	663,405

Total liabilities and stockholders’ equity	$2,112,615	$2,122,112

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiaries
Consolidated Statement of Cash Flow
( Amounts expressed in thousands of US dollars )
( Unaudited )

	Three months ended		Six months ended
	June 30,		June 30,
	2004	2003	2004	2003

Cash flow from operation activities:
Net loss for the period	$495	($5,717)	($2,671)	($18,256)

Adjustments to reconcile net income to net cash provides by operating activities:
Depreciation & amortization	22,177	21,385	44,184	42,255
Amortization of deferred financing costs	1,479	1,605	3,084	3,203
Other non cash items	4,865	12,438	641	16,892
Changes in working capital	(14,372)	18,254	(11,272)	33,445

Total adjustments	14,149	53,682	36,637	95,795

Net cash provided by operating activities	14,644	47,965	33,966	77,539

Cash flow from investing activities:
Acquisitions of property and equipment – net	(12,714)	(25,285)	(24,279)	(33,975)
Sale of equipment	296	293	331	391

Net cash provided by (used in) investment activities	(12,418)	(24,992)	(23,948)	(33,584)

Cash flow from financing activities:
Proceeds payments of commercial paper – net	0	(50,000)	10,000	(57,000)
Proceeds from term loan	0	0	(18,283)	0
Principal payments under capital lease obligations	(54)	0	(54)	0

Net cash (used in) provided by financing activities	(54)	(50,000)	(8,337)	(57,000)

Increase (decrease) in cash and cash equivalents	2,172	(27,027)	1,681	(13,045)
Cash and cash equivalents Beginning of the period	3,106	44,231	3,597	30,249

End of the period	$5,278	$17,204	$5,278	$17,204

The consolidated financial statements were prepared in accordance with International Financial Reporting Standards.

Exhibit 99.2

Brief Description of Notices to CNBV and BMV of
Consolidated Financial Statements for the Second Quarter 2004

Required quartely financial information consists of (i) the consolidated financial information filed with CNBV, (ii) the non-consolidated financial information filed with the CNBV, (iii) the same required quartely financial information as in (i) and (ii) filed with the BMV. Specifically required are, among other data, balance sheet, income statement, profit and loss statement, certain financial ratios, a descriptive breakdown of all issued shares and lists of directors ans officers.